SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 14, 2016
Shaw Communications Inc.

By:

/s/ Vito Culmone
Vito Culmone
Executive Vice President and CFO
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces First Quarter Results and

Positions Itself as a Leading Pure-Play Connectivity Provider

•	Shaw accelerates drive for growth with asset realignment and innovative initiatives for its customers

•	First quarter operating income before restructuring costs and amortization up 3.3% year-over-year

Calgary, Alberta (January 14, 2016) – Shaw Communications Inc. announces consolidated financial and operating results for the quarter ended November 30, 2015. Revenue for the quarter of $1.4 billion was up 2.2% over the comparable period. Operating income before restructuring costs and amortization1 for the quarter of $626 million improved 3.3% over the comparable period.

Chief Executive Officer, Brad Shaw said, “Up against a difficult economic backdrop in western Canada, we are pleased with our first quarter results. Our financial performance strengthens our solid base and focus on excellent products and services for our customers. Our recently announced acquisition of WIND Mobile and sale of Shaw Media2 build on this foundation to firmly position Shaw as a leading pure-play connectivity provider with a focus on delivering consumer and business broadband communications supported by our best-in-class wireline, WiFi and wireless infrastructure. We are pleased to have WIND join Business Network Services and Business Infrastructure Services as a third growth business for Shaw.”

“We are committed to providing innovative products for our consumer and business customers,” Mr. Shaw added. “We recently announced the launch of FreeRange TV, a breakthrough mobile viewing experience that allows our customers to view their favourite TV shows and movies anytime, anywhere. This is a milestone on our road to bring Comcast’s market-leading cloud-based X1 platform to Canadian viewers in 2016. FreeRange TV, combined with our plan to enhance our broadband performance in 2016, ensures a leading experience for our customers.”

The Company continued to expand its offering for business customers this quarter with the introduction of SmartWiFi and SmartSecurity solutions to the suite of services that provide small and medium sized businesses a reliable and secure WiFi network.

Business Infrastructure Services continued its growth. This quarter it opened its first Canadian facility in Calgary and third Portland facility and in December 2015 ViaWest expanded into the eastern U.S. by acquiring INetU Inc., a Pennsylvania-based provider of hybrid cloud environments and deep managed security and compliance services.

Selected Financial Highlights

	Three months ended November 30,		Change
(millions of Canadian dollars except per share amounts)	2015	2014	%
Revenue	1,419	1,389	2.2
Operating income before restructuring costs and amortization	626	606	3.3
Operating margin [1]	44.1%	43.6%	0.5	pts
Free cash flow [1]	173	193	(10.4)
Net income	218	227	(4.0)
Basic and diluted earnings per share	0.43	0.46	(6.5)

Net income for the quarter was $218 million or $0.43 per share relative to $227 million or $0.46 per share for the comparable period. The decrease results primarily from higher income taxes and amortization, partially offset by an improvement in operating income before restructuring costs and amortization.

Free cash flow for the quarter was $173 million relative to $193 million for the comparable period. The reduction for the quarter was primarily due to timing of planned capital expenditures for the first quarter being higher than for the comparable period, partially offset by higher operating income before restructuring costs and amortization.

For Consumer, RGUs were 43,750 lower in the quarter, an improvement over the 76,035 RGUs loss in the fourth quarter of 2015. The current quarter change reflects losses of 22,227 phone lines with the continuing unbundling of phone services market wide, 12,927 satellite video RGUs, which include the anticipated seasonal disconnections in the fall months, and 18,029 video cable RGUs and a 9,433 internet RGU gain.

Shaw will continue to operate its current businesses until such time the WIND and Shaw Media transactions close and Shaw confirms at this time that there are no changes to our previously issued fiscal 2016 guidance. Operating income before restructuring costs and amortization is expected to range between flat to low single digit growth over 2015. Capital investment on a consolidated basis is planned to be approximately $980 million and free cash flow is expected to range between $665 and $680 million.

Brad Shaw concluded, “We believe our enhanced growth profile strengthens our long term free cash flow position and our ability to deliver on our commitment to growing our dividend. In the near term, we are pleased to announce that our Board of Directors has confirmed our current annual dividend rates of $1.185 on Class B Non-Voting Participating Shares and $1.1825 on Class A Participating Shares”

Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

The accompanying Management’s Discussion and Analysis (“MD&A”) forms part of this news release and the “Caution concerning forward-looking statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.
2	For transaction details, regulatory and other approvals and other information concerning the acquisition of WIND Mobile and sale of Shaw Media, see discussion under “Asset Realignment” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended November 30, 2015

January 14, 2016

Contents

Introduction	5
Selected financial and operational highlights	6
Overview	7
Outlook	9
Non-IFRS and additional GAAP measures	9
Discussion of operations	12
Supplementary quarterly financial information	16
Other income and expense items	17
Financial position	18
Liquidity and capital resources	19
Accounting standards	21
Risk and uncertainties	21

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated January 14, 2016, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended November 30, 2015 and the 2015 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2015 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset acquisitions and dispositions (including the acquisition of WIND and the sale of Shaw Media), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations, growth prospects and plans for WIND, growth prospects and plans for Corus with its acquisition of Shaw Media, and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest, income tax and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

In respect of WIND, it is assumed that: regulatory and court approvals will be received for the WIND acquisition and the other conditions to closing of the transaction will be satisfied; the pricing environment for WIND is stable relative to current rates; the upgrade of the WIND network to LTE and the converged network solution can be executed in a timely and cost effective manner to yield the results expected for Shaw and WIND; and WIND will provide expected benefits to Shaw and the service offering for its customers. In respect of the sale of Shaw Media, it is assumed that regulatory and shareholder approval will be received for the Corus sale and the other conditions to closing of the transaction will be satisfied. In respect of Corus, it is assumed that Corus will realize significant growth prospects, opportunities for synergies and strengthen its competitive position with its acquisition of Shaw Media. It is also assumed that future free cash flows will be sufficient to support future dividend increases.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw currently operates and will operate and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries (including wireless); Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it now operates and will operate; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Shaw Communications Inc.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization, free cash flow and accelerated capital fund.

Introduction

Asset Realignment

Since the quarter ended on November 30, 2015, we announced two transactions that realign our assets to accelerate Shaw’s drive for growth and firmly position Shaw as a leading pure-play provider of connectivity that is focused on delivering consumer and business communications that are supported by best-in-class wireline, WiFi, wireless and data infrastructure.

We committed to wireless with our agreement to acquire WIND Mobile Corp. (“WIND”), Canada’s largest non-incumbent wireless services provider. WIND now serves approximately 940,000 subscribers across Ontario, British Columbia and Alberta with 50MHz of spectrum covering these provinces. With WIND we will acquire immediate scale, spectrum, retail distribution, a wireless network that has a clear path to LTE and the opportunity to integrate that wireless network with our hybrid fibre-coax network and Shaw Go WiFi in a converged best-in-class network of networks. This vision will connect our customers when, how and wherever they want and with the speeds they want.

The agreement to acquire WIND was announced on December 16, 2015. For an enterprise value of approximately $1.6 billion, we will acquire WIND’s parent, Mid-Bowline Group Corp. The transaction will proceed by way of a plan of arrangement and is subject to court and regulatory approval which we expect to receive in our third quarter.

In the second part of our asset realignment we agreed to sell our Media business, which is operated by Shaw Media Inc. (“Shaw Media”), to Corus Entertainment Inc. (“Corus”) for $2.65 billion. Shaw will receive approximately $1.85 billion in cash, which will be applied to finance the acquisition cost of WIND, and we will retain an interest in the media sector through a holding of approximately 71 million Class B non-voting participating shares (“Corus Shares”) of Corus, being approximately 39% of the pro forma common equity of Corus.

The sale of Shaw Media to Corus creates a leading pure-play Canadian broadcaster with greater scale, a diversified mix of strong media properties, the opportunity to realize synergies and combine a best-in-class management team that is well positioned to succeed in the current media environment. Shaw is pleased to retain an interest in Corus so that it can participate in the opportunities that this transaction creates for Corus.

The Corus Shares to be issued to Shaw are valued in this transaction at $11.21 per share. Shaw has agreed to retain approximately one third of its interest in Corus for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. Shaw has agreed to have its Corus Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until August 31, 2017.

Shaw expects the sale of Shaw Media to close concurrently with the acquisition of WIND. However, should that not occur, Shaw may draw on its fully-committed bridge financing facility.

WIND will join Business Network Services and Business Infrastructure Services as a third growth business for Shaw. These businesses will support our long term free cash flow position and our ability to deliver on our commitment to return value to our shareholders.

Shaw Communications Inc.

Continuing Innovation & Growth

We are committed to enhancing the performance of our hybrid-fibre coax network in 2016 by implementing the technology provided by the DOCSIS 3.1 protocol – known as Gigasphere in order to ensure that we continue to deliver the speed and capacity that our customers want today and in the future. We also continue to expand and upgrade the superior connectivity of our Shaw Go WiFi by providing speeds that are comparable to LTE.

For our consumers we launched FreeRange TV, a breakthrough mobile viewing experience that allows Shaw’s customers to view their favourite TV shows and movies anytime, anywhere. This is a milestone on our roadmap to bring Comcast’s market-leading cloud-based X1 platform to Canadian viewers in 2016. FreeRange TV, combined with our plan to enhance our broadband performance in 2016, ensures a leading experience for our consumers.

Business Network Services continued to expand its offering for business customers this quarter with the introduction of SmartWiFi and SmartSecurity solutions to the suite of services that provide a reliable and secure WiFi network for small and medium sized businesses.

Business Infrastructure Services continues to grow. In the first quarter it extended into Canada with the opening of its first Canadian facility in Calgary. ViaWest supported its solid presence in the western U.S. with the opening also in the first quarter of its third Portland, Oregon facility. Early in the second quarter it expanded into the eastern U.S. with its acquisition of INetU, Inc. (“INetU”), for US$162 million on December 15, 2015. INetU is a Pennsylvania-based customer-centric solutions provider for public, private and hybrid cloud environments and managed security and compliance services. INetU owns its primary facility in Pennsylvania and has cloud capacity in Virginia, Washington, the United Kingdom and the Netherlands. Collectively, these moves demonstrate a determination to capitalize on opportunities in this growing sector.

Selected financial and operational highlights

Financial Highlights

	Three months ended November 30,
			Change
(millions of Canadian dollars except per share amounts)	2015	2014	%
Operations:
Revenue	1,419	1,389	2.2
Operating income before restructuring costs and amortization (1)	626	606	3.3
Operating margin (1)	44.1%	43.6%	0.5	pts
Net income	218	227	(4.0)

Per share data:
Earnings per share
Basic and diluted	0.43	0.46	(6.5)
Weighted average participating shares outstanding during period (millions)	480	463

Funds flow from operations (2)	406	392	3.6
Free cash flow (1)	173	193	(10.4)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber highlights

			Change
			Three months ended November 30,
	November 30, 2015	August 31, 2015	2015	2014
Consumer
Video – Cable	1,746,494	1,764,523	(18,029)	(11,923)
Video – Satellite	799,061	811,988	(12,927)	(18,372)
Internet (1)	1,781,726	1,772,293	9,433	11,379
Phone	1,005,039	1,027,266	(22,227)	(5,685)

	5,332,320	5,376,070	(43,750)	(24,601)
Business Network Services
Video – Cable	74,838	77,709	(2,871)	(3,668)
Video – Satellite	31,734	31,435	299	392
Internet (1)	179,233	180,248	(1,015)	2,669
Phone	287,282	284,785	2,497	5,086

	573,087	574,177	(1,090)	4,479

	5,905,407	5,950,247	(44,840)	(20,122)

(1)	Internet subscribers at August 31, 2015 have been restated to reclass 2,081 customers from Consumer to Business Network Services.

Overview

Our 2016 first quarter financial results represented improvements on a consolidated basis over the first quarter 2015. Highlights of the quarter are as follows:

•	Revenue for the quarter of $1.42 billion, an increase of 2.2% from $1.39 billion for the first quarter of 2015

•	First quarter operating income before restructuring costs and amortization of $626 million, an increase of 3.3% from $606 million for the first quarter of 2015

•	Operating margin for the first quarter of 44.1%, up from 43.6% for the first quarter of 2015

•	Net income for the first quarter of $218 million, a decrease of 4.0% from $227 million for the first quarter of 2015

•	Free cash flow for the first quarter of $173 million, a $20 million decrease from $193 million for the first quarter of 2015

•	Revenue generating unit (“RGU”) losses of 44,840 for the first quarter compared to losses of 20,122 for the first quarter of 2015

Revenue increased 2.2% over the comparable quarter reflecting growth in the Consumer, Business Network Services and Business Infrastructure Services divisions. The improvement is primarily attributed to customer growth in both the Business Network Services and Business Infrastructure Services divisions and Consumer division rate increases introduced in 2015, offset partially by decreased revenue in the Media division.

Operating income before restructuring costs and amortization of $626 million for the quarter improved 3.3% compared to $606 million for the comparable period. The improvement was driven by growth in the Consumer, Business Infrastructure Services and Business Network Services divisions with the Media division remaining consistent with the comparable quarter.

Revenue and operating income before restructuring costs and amortization increased $76 million and $53 million, respectively, over the fourth quarter 2015 due primarily to seasonal effects on conventional and specialty airtime revenue in the Media division.

Shaw Communications Inc.

Consumer and Business Network Services, excluding named and wholesale customers, had 5.9 million RGUs as at November 30, 2015. During the quarter, RGUs declined by 44,840, an improvement over the 74,445 RGUs lost in the fourth quarter of 2015. RGU losses in the current quarter were driven primarily by Consumer phone losses of 22,227, satellite video losses of 12,927 and cable video losses of 18,029, offset by Internet gains of 9,433.

Net Income

Net income was $218 million for the quarter compared to $227 million for the comparable period. The changes in net income are outlined in the table below.

	November 30, 2015 net income compared to:
(millions of Canadian dollars)	Three months ended August 31, 2015	Three months ended November 30, 2014
Increased operating income before restructuring costs and amortization (1)	53	20
Decreased restructuring costs	2	—
Increased amortization	(4)	(10)
Increased interest expense	(1)	(4)
Change in net other costs and revenue (2)	(140)	1
Decreased (Increased) income taxes	32	(16)

	(58)	(9)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net other costs and revenue includes gains on the sale of wireless spectrum licenses, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity loss of a joint venture and other losses as detailed in the unaudited Consolidated Statements of Income.

Net income for the current quarter decreased $9 million compared to the first quarter of 2015 mainly due to an increase in amortization of $10 million and an increase in income taxes of $16 million offset by an increase in operating income before restructuring costs and amortization of $20 million.

Net income for the current quarter decreased $58 million compared to the fourth quarter of 2015 mainly due to a decrease in net other costs and revenues of $140 million offset by an increase in operating income before restructuring costs and amortization of $53 million and a decrease in income taxes of $32 million. Net other costs and revenues decreased primarily due to a fourth quarter 2015 gain on the sale of wireless spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture of $5 million in the first quarter of 2016. Refer to “Other income and Expense” items for further detail on non-operating items.

Free cash flow of $173 million for the quarter compares to $193 million for the comparable quarter, the decrease is primarily the result of timing of planned capital expenditures offset partially by an increase in operating income before restructuring costs and amortization.

Shaw Communications Inc.

Outlook

Shaw will continue to operate its current businesses until such time the WIND and Shaw Media transactions close and Shaw confirms at this time that there are no changes to our previously issued fiscal 2016 guidance. Operating income before restructuring costs and amortization is expected to range between flat to low single digit growth over 2015 and free cash flow expected to range between $665 and $680 million.

Shaw’s consolidated capital investment targets remain unchanged from previously provided guidance with slight adjustments between divisions. Planned spend for the Consumer and Business Network Services divisions are estimated at $840 million and for the Business Infrastructure Services division at $140 million.

See “Caution concerning forward-looking statements”.

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

Shaw Communications Inc.

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014
Operating income	396	386
Add back (deduct):
Amortization:
Deferred equipment revenue	(19)	(19)
Deferred equipment costs	40	40
Property, plant and equipment, intangibles and other	209	199

Operating income before restructuring costs and amortization	626	606

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before restructuring costs and amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding CRTC benefit obligations related to media acquisitions as well as excluding non-controlling interest amounts that are consolidated in the operating income before restructuring costs and amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including operating income before restructuring costs and amortization, CRTC benefit obligation funding and non-controlling interest amounts, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure while Business Infrastructure Services and Media are separately reported. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Change %
Revenue
Consumer	943	927	1.7
Business Network Services	136	127	7.1
Business Infrastructure Services	73	55	32.7
Media	294	307	(4.2)

	1,446	1,416	2.1
Intersegment eliminations	(27)	(27)	—

	1,419	1,389	2.2

Operating income before restructuring costs and amortization (1)
Consumer	419	405	3.5
Business Network Services	64	61	4.9
Business Infrastructure Services	25	21	19.0
Media	118	119	(0.8)

	626	606	3.3

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	215	227	(5.3)
Business Infrastructure Services	30	12	>100.0
Media	1	1	—

	246	240	2.5
Accelerated capital fund investment (1)	—	(30)	(100.0)

	246	210	17.1

Free cash flow before the following	380	396	(4.0)
Less:
Interest	(73)	(69)	5.8
Cash taxes	(97)	(98)	(1.0)
Other adjustments:
Non-cash share-based compensation	1	1	—
CRTC benefit obligation funding	(4)	(5)	(20.0)
Non-controlling interests	(9)	(8)	12.5
Pension adjustment	(24)	(24)	—
Customer equipment financing	2	3	(33.3)
Preferred share dividends	(3)	(3)	—

Free cash flow	173	193	(10.4)

Operating margin (1)
Consumer	44.4%	43.7%	0.7	pts
Business Network Services	47.1%	48.0%	(0.9	)pts
Business Infrastructure Services	34.2%	38.2%	(4.0	)pts
Media	40.1%	38.8%	1.3	pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Accelerated capital fund

In fiscal 2013, the Company established a notional fund, the accelerated capital fund, of $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives were funded through this fund and not cash generated from operations. Key investments included the Calgary data centres, further digitization of the network and additional bandwidth upgrades, expansion of Shaw Go WiFi, and additional innovative product offerings related to Shaw Go WiFi and other applications to provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million in fiscal 2014 and $150 million in fiscal 2015. The accelerated capital fund closed in fiscal 2015.

Shaw Communications Inc.

Discussion of operations

Consumer

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Change %
Revenue	943	927	1.7
Operating income before restructuring costs and amortization (1)	419	405	3.5

Operating margin (1)	44.4%	43.7%	0.7	pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Consumer revenue for the current quarter of $943 million was up 1.7% over the comparable period. The impact of customer rate increases was partially offset by lower video and phone RGUs and higher promotional discounts.

During the quarter Consumer RGUs declined by 43,750 of which phone lines decreased 22,227, cable video and Satellite video RGUs declined 18,029 and 12,927 respectively, and Internet customers increased by 9,433 RGUs. The decline in consumer RGUs in the quarter includes Satellite seasonal disconnections, and the continuation of the economic slowdown in western Canada. Phone losses resulting from the continued unbundling of service offerings have moderated compared to the preceding two quarters.

RGU results for the quarter include subscribers from the acquisition of the assets of a small cable system in British Columbia. In Consumer, the acquisition represented 1,334 video and 1,303 Internet RGUs and in the Business Network Services division 14 video and 86 Internet RGUs.

Operating income before restructuring costs and amortization for the quarter of $419 million increased 3.5% relative to the comparable period. Improvements in the first quarter were primarily driven by rate increases introduced in 2015, partially offset by lower video and phone RGUs, higher programming fees, increased promotional discounts, employee related costs related to annual merit increases and higher marketing costs.

In the first quarter, revenue improved $5 million and operating income before restructuring costs and amortization decreased $15 million over the fourth quarter of 2015. Improvements from rate adjustments and growth in internet were more than offset by higher promotional discounts, declines in phone and video RGUs, higher programming costs due to annual rate renewals and NFL Sunday Ticket, as well as employee related costs due to annual merit increases and marketing costs.

During the first quarter of 2016 the Company continued with the second phase of the Digital Network Upgrade project in the Edmonton, Calgary, Winnipeg and Victoria regions. This second phase converts all remaining video signals to digital and allows the Company to double downstream capacity in our larger markets contributing to an enhanced network and providing opportunity for future bandwidth growth. The second phase is estimated to be completed by the end of the second quarter. The Company also continued to enhance the Shaw Go WiFi network with nearly 75,000 hotspots across western Canada, and the most recent upgrade to increase download speeds by six times for our mid and higher tier internet plans. The upgrades to Shaw Go WiFi provide LTE-comparable speeds with enhanced flexibility for our customers to connect to the Internet without using their cell phone data.

Shaw Communications Inc.

Business Network Services

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Change %
Revenue	136	127	7.1
Operating income before restructuring costs and amortization (1)	64	61	4.9

Operating margin (1)	47.1%	48.0%	(0.9	)pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $136 million for the quarter was up 7.1% over the comparable period primarily due to customer growth in both the small to medium business and large enterprise markets.

Operating income before restructuring costs and amortization of $64 million for the quarter improved 4.9% over the comparable period due to higher revenue driven by customer growth, partially offset by expense increases primarily related to employee growth and merit increases, marketing and higher administrative costs.

In the first quarter, revenue improved $3 million over the fourth quarter of 2015, due primarily to customer growth. Operating income before restructuring and amortization declined $3 million reflecting the upfront costs associated with pursuing growth opportunities specifically in the small office, home office and small to medium sized business markets. The increased costs were primarily attributed to higher employee related costs as a result of added sales staff and annual merit increases, marketing costs and administrative costs.

During the quarter the Company successfully launched a new internet product, “SmartWiFi”, which provides small businesses with solutions to help employees stay connected, including seamless integration between wireless and wired networks and access to built-in analytics which provide monitoring and insights so business owners can continually optimize their WiFi networks. Also announced was a new service called “SmartSecurity” which enables companies with limited IT resources to enjoy industry-leading network security.

Business Infrastructure Services

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Change %
Revenue	73	55	32.7
Operating income before restructuring costs and amortization (1)	25	21	19.0

Operating margin (1)	34.2%	38.2%	(4.0	)pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $73 million for the three month period was up 32.7% over the comparable period primarily due to customer growth and the favourable impact of foreign exchange. Excluding the impact of foreign exchange, the Company grew revenue from US$49 million to US$56 million or 14.3% in its U.S. based operation.

Operating income before restructuring costs and amortization for the current period improved 19.0% over the comparable period due to increased revenue from customer growth partially offset by costs associated with the new data center operations in Calgary, Alberta and Portland, Oregon and the impact of the remeasurement of ViaWest’s share appreciation rights contributing to the decrease in operating margin.

Compared to the fourth quarter of 2015, revenue increased 7.3% primarily as a result of customer growth. Operating income before restructuring costs and amortization increased 4.2% over the comparable quarter reflecting the impact of increased revenues partially offset by higher employee related costs and the commencement of operations at the Calgary, Alberta facility.

Shaw Communications Inc.

During the quarter, ViaWest announced the acquisition of INetU, an Allentown, PA based cloud and managed services provider with operations in Pennsylvania, Virginia, Washington, the United Kingdom and the Netherlands. The transaction closed on December 15, 2015 and was financed through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility.

Media

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Change %
Revenue	294	307	(4.2)
Operating income before restructuring costs and amortization(1)	118	119	(0.8)

Other adjustments:
CRTC benefit obligation funding	(4)	(5)	(20.0)
Non-controlling interests	(9)	(8)	(12.5)

Operating margin(1)	40.1%	38.8%	1.3	pts

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures”.

Revenue and operating income before restructuring costs and amortization for the quarter were $294 million and $118 million, respectively, compared to $307 million and $119 million in the comparable period. The revenue decrease was driven primarily by lower airtime revenues and lower syndication revenues with the comparable quarter having higher shomi sub-licensing revenues as the service launched in November 2014. The lower operating income before restructuring costs and amortization was primarily due to lower airtime and syndication revenues partially offset by lower programming and employee related costs.

In the first quarter, revenue and operating income before restructuring costs and amortization increased $62 million and $70 million, respectively, over the fourth quarter 2015 due largely to the seasonality of the media business. The fourth quarter falls in the summer months of low demand compared with the first quarter where there is a higher demand for airtime relating to newly launched fall season shows.

In the quarter, Global Television continued to deliver solid programming results improving in the Top 10 program rankers over the same period last year both nationally and in major markets, and finishing with 6 of the Top 20 nationally. The results are driven by the long standing NCIS franchise along with Survivor: Cambodia (Season 31) and The Blacklist. Newly launched Supergirl and Limitless rank in the Top 20 programs along with a strong performance by the Late Show with Stephen Colbert, which has grown audiences in the late night time period across all demographics.

The Company’s specialty channels also delivered strength in the channel rankers with 6 of the Top 20 channels. National Geographic which continues to maintain its number one position in the digital channels ranks within the Top 20 of all specialty channels. The fall programming launch included a strong stable of returning shows along with new programming that included Mr. Robot on Showcase and Camp Cutthroat on Food Network which both ranked in the Top 30. Shaw Media had 11 of the Top 20 programs this fall, with our top shows being The Curse of Oak Island, Hunting Hitler and Forged in Fire, all on the History Channel which continues to be the top entertainment specialty channel in Canada.

Global News continues to dominate in western Canada and leverages its market leadership to promote strong community connections for both our local stations and Shaw overall. Global Winnipeg provided extensive coverage and community support for the Shaw Road to the Grey Cup. In Calgary and Vancouver, Global Television and Shaw staff teamed up in major fundraisers for Ronald McDonald

Shaw Communications Inc.

House. Global BC provided on-air talent to support the Timmy Telethon on Shaw TV. Globalnews.ca continues to experience strong growth in the quarter reaching an all-time high of 7.9 million Unique Visitors, up 35% over year ago.

Capital expenditures and equipment costs

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Change %
Consumer and Business Network Services
New housing development	23	24	(4.2)
Success based	73	74	(1.3)
Upgrades and enhancements	93	66	40.9
Replacement	10	7	42.9
Buildings and other	16	56	(71.4)

Total as per Note 3 to the unaudited interim consolidated financial statements	215	227	(5.3)

Business Infrastructure Services
Total as per Note 3 to the unaudited interim consolidated financial statements	30	12	>100.0

Media
Total as per Note 3 to the unaudited interim consolidated financial statements	1	1	—

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements (1)	246	240	2.5

(1)	The three months ended November 30, 2014 included $30 million related to certain capital investments that were funded from the accelerated capital fund as defined under Non-IFRS and other GAAP measures.

Capital investment was $246 million in the current quarter. Capital investment for the comparable period was $240 million and included $30 million of investment funded through the accelerated capital fund. The accelerated capital fund initiatives, which were completed in the fourth quarter of 2015, included investment on new internal and external Calgary data centres, increasing network capacity, next generation video delivery systems, back office infrastructure upgrades, and expediting the WiFi infrastructure build.

Consumer and Business Network Services

Success based capital for the quarter of $73 million was comparable to the same period last year. The current quarter included lower spend driven by the timing of delivery of advanced Internet WiFi modem purchases, and lower phone installs offset by higher Satellite success based as a result of improved customer activations and increased equipment discounts, together with lower rental returns, driven by the termination of the Satellite rental program.

For the quarter, investment in the combined upgrades and enhancement and replacement categories was $103 million, an increase of $30 million over the comparable period. The increase was primarily due to investment in the core network including significant bandwidth and upgrade programs, next generation video delivery platforms necessary to support the rollout of advanced guide and mobile content experiences, and timing of bulk material and vehicle purchases offset by lower spend on Shaw Go WiFi access points.

Investment in buildings and other of $16 million for the quarter was down $40 million over the comparable period. The decrease relates to lower spend in the current quarter on the new internal data centre and Shaw Court refurbishment expenditures. The current quarter also included proceeds on the sale of a real estate property.

New housing development capital investment of $23 million was comparable to the prior year quarter.

Shaw Communications Inc.

Business Infrastructure Services

Capital investment of $30 million for the quarter was primarily growth related capital investment in core infrastructure and equipment to deploy customer solutions. The amount includes $7 million related to investment in the Calgary, Alberta facility.

Media

Capital investment continued on various projects in the quarter and included upgrading production equipment and infrastructure. Capital investment for the quarter was flat to the comparable period at $1 million.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income attributable to equity shareholders	Net income (2)	Basic and diluted earnings per share
(millions of Canadian dollars except per share amounts)
2016
First	1,419	626	209	218	0.43
2015
Fourth	1,343	573	272	276	0.57
Third	1,419	643	202	209	0.42
Second	1,337	557	163	168	0.34
First	1,389	606	219	227	0.46
2014
Fourth	1,263	525	187	192	0.40
Third	1,342	601	219	228	0.47
Second	1,274	528	215	222	0.46

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Quarterly revenue and operating income before restructuring costs and amortization are primarily affected by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media division has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is affected by season finales and mid-season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. The first quarter of fiscal 2015 was also affected by the addition of the new Business Infrastructure Services division with the acquisition of ViaWest on September 2, 2014.

In the first quarter of 2016, net income decreased $58 million due to a decline in net other revenue items of $140 million partially offset by higher operating income before restructuring costs of $53 million and a decrease in income taxes of $32 million. The decline in net other revenue items is attributable to the gain on sale of the wireless spectrum licenses of $158 million and write-down of $27 million in respect of a private portfolio investment which were recorded in the fourth quarter of fiscal 2015.

In the fourth quarter of 2015, net income increased $67 million due to improved net other revenue items of $190 million and lower restructuring costs of $10 million, partially offset by lower operating income before restructuring costs and amortization of $70 million and higher income tax expense of $57 million. The improvement in net other revenue items was due to the combined effects of the aforementioned sale

Shaw Communications Inc.

of spectrum licenses and write-down of a private portfolio investment during the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received on the Shaw Court insurance claim.

In the third quarter of 2015, net income increased $41 million due to higher operating income before restructuring costs and amortization of $86 million, lower restructuring costs of $26 million and $11 million of proceeds related to the Shaw Court insurance claim, partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions received from a venture capital fund in the second quarter. The impairment of goodwill was in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the third quarter. The write-down of IPTV assets was a result of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform.

In the second quarter of 2015, net income decreased $59 million due to lower operating income before restructuring costs and amortization of $49 million and restructuring expenses of $38 million partially offset by net other revenue items of $29 million due to the aforementioned venture capital fund distributions.

In the first quarter of 2015, net income increased $35 million due to higher operating income before restructuring costs and amortization of $81 million, partially offset by increases in amortization of $35 million and net other costs of $17 million. The increase in net other costs was primarily due to an equity loss of $13 million in respect of the Company’s 50% interest in shomi, a new subscription video-on-demand service launched in the first quarter.

In the fourth quarter of 2014, net income decreased $36 million primarily due to lower operating income before restructuring costs and amortization of $76 million, partially offset by the effect of the restructuring announced during the previous quarter. In the third quarter of 2014, net income increased $6 million due to higher operating income before restructuring costs and amortization of $73 million and lower interest and amortization expense totaling $25 million, partially offset by restructuring expenses of $53 million and a reduction in net other revenue items of $41 million. The reduction in net other revenue items was primarily due to the gain on sale of media assets of $49 million net of the $8 million of debt retirement costs recorded in the second quarter.

Other income and expense items

Amortization

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Change %
Amortization revenue (expense)
Deferred equipment revenue	19	19	—
Deferred equipment costs	(40)	(40)	—
Property, plant and equipment, intangibles and other	(209)	(199)	5.0

Amortization of property, plant and equipment, intangibles and other increased over the comparable period as the effect of higher foreign exchange rates on the translation of ViaWest and the amortization of new expenditures exceeded the impact of assets that became fully depreciated.

Shaw Communications Inc.

Amortization of financing costs and Interest expense

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Change %
Amortization of financing costs – long-term debt	1	1	—
Interest expense	73	69	5.8

Interest expense increased over the comparable quarter primarily due to a decrease in capitalized interest.

Business acquisition costs

During the current quarter, the Company incurred $1 million of acquisition related costs for professional fees paid to lawyers, consultants and advisors in respect of the acquisition of WIND which is expected to close during the third quarter. During the first quarter of the prior year, $6 million of costs were incurred in respect of the acquisition of ViaWest.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Equity loss of a joint venture

The Company recorded an equity loss of $18 million for the quarter compared to $13 million in the comparable period related to its interest in shomi, the subscription video-on-demand service launched in early November 2014.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the comparative quarter, the category also included a write-down of $3 million in respect of a property that was classified as held for sale.

Income taxes

Income taxes are higher in the current year mainly due to higher income before income taxes, an increase in the provincial income tax rate and the impact of adjustments in the first quarter of fiscal 2015.

Financial position

Total assets were $14.6 billion at November 30, 2015 and August 31, 2015. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2015.

Current assets decreased $56 million due to decreases in cash of $115 million, partially offset by increases in accounts receivable of $49 million and other current assets of $15 million. Cash decreased as the cash outlay for investing and financing activities exceeded the funds provided by operations. Accounts receivable increased due to higher advertising revenue during the first quarter of the current year compared to the fourth quarter of the prior year while other current assets increased due to timing of payment of certain expenditures, including maintenance and support contracts.

Shaw Communications Inc.

Investments and other assets decreased $9 million primarily due to the Company’s interest in shomi.

Property, plant and equipment increased $20 million mainly due to capital investment in excess of amortization. Other long-term assets increased $13 million mainly due to an increase in maintenance and support contracts. Intangibles and goodwill increased $42 million due to higher program rights and advances and the ongoing effect of foreign exchange arising on translation of ViaWest.

Current liabilities decreased $92 million due to decreases in accounts payable and accrued liabilities of $36 million and income taxes payable of $53 million. Accounts payable and accrued liabilities decreased due to timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs. Income taxes payable decreased due to tax installment payments, partially offset by the current year provision.

Long-term debt increased $14 million due to effect of foreign exchanges rates on ViaWest’s debt and borrowings under the Company’s credit facility which total US$723 million.

Other long-term liabilities decreased $44 million mainly due to contributions to employee benefit plans as well as actuarial gains recorded on those plans in the current quarter.

Deferred credits decreased $6 million due to a decline in deferred equipment revenue.

Deferred income tax liabilities decreased $6 million due to the current year income tax recovery.

Shareholders’ equity increased $144 million primarily due to increases in share capital of $53 million, retained earnings of $64 million and equity attributable to non-controlling interests of $9 million and a decrease in accumulated other comprehensive loss of $18 million. Share capital increased due to the issuance of 2,031,908 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As at December 31, 2015, share capital is as reported at November 30, 2015 with the exception of the issuance of a total of 723,077 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the DRIP. Retained earnings increased due to current year earnings of $209 million, partially offset by dividends of $145 million while equity attributable to non-controlling interests increased due to their share of current year earnings. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations as well as remeasurements recorded on employee benefit plans.

Liquidity and capital resources

In the current quarter, the Company generated $173 million of free cash flow. Shaw used its free cash flow along with cash of $115 million, proceeds on issuance of Class B Non-Voting Shares of $6 million and other net items of $7 million to fund the net working capital change of $170 million, pay common share dividends of $95 million, invest an additional net $25 million in program rights and make $11 million in financial investments.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $46 million during the three months ending November 30, 2015.

Shaw Communications Inc.

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU for approximately US$162 which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility. In addition, ViaWest’s revolving credit facility was increased from US$85 million to US$120 million.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Cash Flow

Operating Activities

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Change %
Funds flow from operations	406	392	3.6
Net change in non-cash balances related to operations	(102)	(174)	(41.4)

	304	218	39.4

Funds flow from operations increased over the comparable quarter primarily due to higher operating income before restructuring costs and amortization partially offset by higher interest expense. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014	Decrease
Cash flow used in investing activities	(324)	(1,169)	845

The cash used in investing activities decreased over the comparable quarter due primarily to the acquisition of ViaWest in September 2014 partially offset by a higher cash outlay for capital expenditures in the current quarter.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2015	2014
Bank loans – net borrowings	—	411
ViaWest’s credit facility and finance lease obligations	(2)	(2)
Bank facility arrangement costs	(1)	—
Dividends	(98)	(92)
Issuance of Class B Non-Voting Shares	6	29
Distributions paid to non-controlling interests	—	(8)

	(95)	338

Shaw Communications Inc.

Accounting standards

The MD&A included in the Company’s August 31, 2015 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2015 Annual Report under “Known events, trends, risks and uncertainties” in Management’s Discussion and Analysis.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	November 30, 2015	August 31, 2015
ASSETS
Current
Cash	283	398
Accounts receivable	517	468
Inventories	60	60
Other current assets	93	78
Asset held for sale [note 11]	—	5

	953	1,009
Investments and other assets [note 11]	88	97
Property, plant and equipment	4,240	4,220
Other long-term assets	272	259
Deferred income tax assets	14	14
Intangibles	7,489	7,459
Goodwill	1,518	1,506

	14,574	14,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	851	887
Provisions	49	52
Income taxes payable	142	195
Unearned revenue	196	196
Current portion of long-term debt [notes 6 and 11]	608	608

	1,846	1,938
Long-term debt [notes 6 and 11]	5,075	5,061
Other long-term liabilities	142	186
Provisions	10	10
Deferred credits	582	588
Deferred income tax liabilities	1,129	1,135

	8,784	8,918
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	5,544	5,409
Non-controlling interests in subsidiaries	246	237

	5,790	5,646

	14,574	14,564

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars except per share amounts]	2015	2014
Revenue [note 3]	1,419	1,389
Operating, general and administrative expenses [note 5]	(793)	(783)
Amortization:
Deferred equipment revenue	19	19
Deferred equipment costs	(40)	(40)
Property, plant and equipment, intangibles and other	(209)	(199)

Operating income	396	386
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense	(73)	(69)
Business acquisition costs	(1)	(6)
Accretion of long-term liabilities and provisions	(1)	(1)
Equity loss of a joint venture	(18)	(13)
Other losses	(2)	(3)

Income before income taxes	300	293
Current income tax expense [note 3]	92	90
Deferred income tax recovery	(10)	(24)

Net income	218	227

Net income attributable to:
Equity shareholders	209	219
Non-controlling interests in subsidiaries	9	8

	218	227

Earnings per share [note 8]
Basic and diluted	0.43	0.46

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars]	2015	2014
Net income	218	227

Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	1
Unrealized loss on available-for-sale investment	—	(2)
Exchange differences on translation of a foreign operation	15	43
Exchange differences on US denominated debt hedging a foreign operation	(6)	(17)

	9	25
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	9	—

	18	25

Comprehensive income	236	252

Comprehensive income attributable to:
Equity shareholders	227	244
Non-controlling interests in subsidiaries	9	8

	236	252

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2015

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2015	3,500	45	1,883	(19)	5,409	237	5,646
Net income	—	—	209	—	209	9	218
Other comprehensive income	—	—	—	18	18	—	18

Comprehensive income	—	—	209	18	227	9	236
Dividends	—	—	(99)	—	(99)	—	(99)
Dividend reinvestment plan	46	—	(46)	—	—	—	—
Shares issued under stock option plan	7	(1)	—	—	6	—	6
Share-based compensation	—	1	—	—	1	—	1

Balance as at November 30, 2015	3,553	45	1,947	(1)	5,544	246	5,790

Three months ended November 30, 2014

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2014	3,182	64	1,589	(133)	4,702	235	4,937
Net income	—	—	219	—	219	8	227
Other comprehensive income	—	—	—	25	25	—	25

Comprehensive income	—	—	219	25	244	8	252
Dividends	—	—	(93)	—	(93)	—	(93)
Dividend reinvestment plan	39	—	(39)	—	—	—	—
Shares issued under stock option plan	34	(5)	—	—	29	—	29
Share-based compensation	—	1	—	—	1	—	1
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(8)	(8)

Balance as at November 30, 2014	3,255	60	1,676	(108)	4,883	235	5,118

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
[millions of Canadian dollars]	2015	2014
OPERATING ACTIVITIES
Funds flow from operations [note 10]	406	392
Net change in non-cash balances related to operations	(102)	(174)

	304	218

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(270)	(221)
Additions to equipment costs (net) [note 3]	(24)	(19)
Additions to other intangibles [note 3]	(25)	(23)
Net reduction to inventories	—	17
Business acquisitions, net of cash acquired [note 4]	(2)	(893)
Additions to investments and other assets	(11)	(30)
Distributions received from investments	2	—
Proceeds on disposal of property, plant and equipment	6	—

	(324)	(1,169)

FINANCING ACTIVITIES
Increase in long-term debt	—	411
Debt repayments	(2)	(2)
Bank facility arrangement costs	(1)	—
Issue of Class B Non-Voting Shares [note 7]	6	29
Dividends paid on Class A Shares and Class B Non-Voting Shares	(95)	(89)
Dividends paid on Preferred Shares	(3)	(3)
Distributions paid to non-controlling interests in subsidiaries	—	(8)

	(95)	338

Decrease in cash	(115)	(613)
Cash, beginning of the period	398	637

Cash, end of the period	283	24

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and programming content (“Media”). The Company’s shares are listed on the Toronto Stock Exchange, TSX Venture Exchange and New York Stock Exchange.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2015 were authorized for issue by the Audit Committee on January 13, 2016.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2015 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2015.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, COO and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Media. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Consumer segment provides Cable telecommunications services including Video, Internet, WiFi and Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. The Business Infrastructure Services segment provides data centre colocation, cloud and managed services to North American businesses. The Media segment provides programming content and its operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada with the exception of ViaWest which is located in the United States. Information on operations by segment is as follows:

Operating information

	Three months ended November 30,
	2015	2014
	$	$
Revenue
Consumer	943	927
Business Network Services	136	127
Business Infrastructure Services	73	55
Media	294	307

	1,446	1,416
Intersegment eliminations	(27)	(27)

	1,419	1,389

Operating income before restructuring costs and amortization
Consumer	419	405
Business Network Services	64	61
Business Infrastructure Services	25	21
Media	118	119

	626	606
Amortization	(230)	(220)

Operating income	396	386

Current taxes
Operating	97	98
Other/non-operating	(5)	(8)

	92	90

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended November 30,
	2015	2014
	$	$
Capital expenditures accrual basis (1)
Consumer and Business Network Services (2)	189	205
Business Infrastructure Services	30	12
Media	1	1

	220	218

Equipment costs (net of revenue)
Consumer and Business Network Services	26	22

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	215	227
Business Infrastructure Services	30	12
Media	1	1

	246	240

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	270	221
Additions to equipment costs (net)	24	19
Additions to other intangibles	25	23

Total of capital expenditures and equipment costs (net) per
Consolidated Statements of Cash Flows	319	263
Decrease in working capital and other liabilities related to capital expenditures	(68)	(25)
Decrease in customer equipment financing receivables	2	3
Less: Proceeds on disposal of property, plant and equipment	(6)	—
Less: Satellite equipment profit (2)	(1)	(1)

Total capital expenditures and equipment costs (net) reported by segments	246	240

(1)	The three months ended November 30, 2014 include $30 related to certain capital investments that were funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. BUSINESS ACQUISITION

Effective October 31, 2015, the Company acquired the assets of a small cable system serving approximately 1,300 video subscribers in British Columbia. The cash consideration of $2 has been allocated to property, plant and equipment and broadcast rights.

5.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended November 30,
	2015	2014
	$	$
Employee salaries and benefits	247	234
Purchases of goods and services	546	549

	793	783

6. LONG-TERM DEBT

	November 30, 2015			August 31, 2015
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Bank loans (1)	441	—	441	434	—	434
Cdn fixed rate senior notes-
6.15% due May 9, 2016	299	1	300	299	1	300
5.70% due March 2, 2017	399	1	400	399	1	400
5.65% due October 1, 2019	1,246	4	1,250	1,245	5	1,250
5.50% due December 7, 2020	497	3	500	497	3	500
4.35% due January 31, 2024	497	3	500	497	3	500
6.75% due November 9, 2039	1,418	32	1,450	1,418	32	1,450

	4,797	44	4,841	4,789	45	4,834
Cdn variable rate senior notes-
Due February 1, 2016	300	—	300	300	—	300

	5,097	44	5,141	5,089	45	5,134
Other
ViaWest – credit facility	513	12	525	506	12	518
ViaWest – other	33	—	33	34	—	34
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,683	56	5,739	5,669	57	5,726
Less current portion (2)	608	1	609	608	1	609

	5,075	55	5,130	5,061	56	5,117

(1)	Bank loans include borrowings of USD $330.
(2)	Current portion of long-term debt includes the variable rate senior notes due February 2016, the 6.15% senior notes due May 2016 and the amounts due within one year in respect of ViaWest’s term loan, finance lease obligations and landlord debt.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2015 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2015	22,420,064	2	451,471,562	3,205	12,000,000	293
Issued upon stock option plan exercises	—	—	263,869	7	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,768,039	46	—	—

November 30, 2015	22,420,064	2	453,503,470	3,258	12,000,000	293

8.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2015	2014
Numerator for basic and diluted earnings per share ($)
Net income	218	227
Deduct: net income attributable to non-controlling interests	(9)	(8)
Deduct: dividends on Preferred Shares	(3)	(4)

Net income attributable to common shareholders	206	215

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	480	463
Effect of dilutive securities (1)	1	3

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	481	466

Earnings per share ($)
Basic and diluted	0.43	0.46

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2015, 2,957,853 (2014 – 489,428) options were excluded from the diluted earnings per share calculation.

9.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2015 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Exchange differences on translation of a foreign operation	15	—	15
Exchange differences on translation of US denominated debt hedging a foreign operation	(6)	—	(6)

	9	—	9
Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	12	(3)	9

	21	(3)	18

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Unrealized loss on available-for-sale investment	(2)	—	(2)
Exchange differences on translation of a foreign operation	43	—	43
Exchange differences on translation of US denominated debt hedging a foreign operation	(17)	—	(17)

	25	—	25

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2015	August 31, 2015
	$	$
Items that may subsequently be reclassified to income
Unrealized loss on available-for-sale investment	(5)	(5)
Foreign currency translation adjustments	119	110
Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	(115)	(124)

	(1)	(19)

10.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended November 30,
	2015	2014
	$	$
Net income	218	227
Adjustments to reconcile net income to funds flow from operations:
Amortization	231	221
Program rights	(25)	(24)
Deferred income tax recovery	(10)	(24)
CRTC benefit obligation funding	(4)	(5)
Share-based compensation	1	1
Defined benefit pension plans	(24)	(24)
Accretion of long-term liabilities and provisions	1	1
Equity loss of a joint venture	18	13
Write-down of property held for sale	—	3
Other	—	3

Funds flow from operations	406	392

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

(i)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2015	2014
	$	$
Interest paid	113	108
Income taxes paid (net of refunds)	145	213
Interest received	1	—

(ii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended November 30,
	2015	2014
	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	46	39

11.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. Theses equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value. The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of an investment in a publicly traded company, long-term debt and a contingent liability are as follows:

	November 30, 2015		August 31, 2015
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Investment in publicly traded company (1)	4	4	4	4

Liabilities
Long-term debt (including current portion) (2)	5,683	6,260	5,669	6,307
Contingent liability (3)	2	2	2	2

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(3)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

Real estate property

A real estate property was classified as held for sale in the statement of financial position at August 31, 2015. At August 31, 2015, the property’s fair value of $5 was based on the sale which closed during the current quarter.

12.	RESTRUCTURING COSTS

During 2014 and 2015, the Company undertook organizational changes and restructured its operations across its Consumer, Business Network Services and Media operating segments. The majority of the remaining costs in respect of the restructuring activities are expected to be paid in fiscal 2016. The continuity of the restructuring provisions is as follows.

$
Balance as at September 1, 2015	17
Payments	(7)

Balance as at November 30, 2015	10

13.	SUBSEQUENT EVENTS

On January 13, 2016 the Company announced it entered into an agreement with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for $2.65 billion. Shaw Media comprises the Media division of the Company. The transaction is expected to close in the third quarter of fiscal 2016.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

On December 16, 2015, the Company announced it had entered into an agreement to acquire 100% of the shares of Mid-Bowline Group Corp., and its wholly owned subsidiary WIND Mobile Corp. (“WIND”), for an enterprise value of approximately $1.6 billion. WIND is Canada’s largest non-incumbent wireless service provider, serving approximately 940,000 subscribers across Ontario, British Columbia and Alberta. The acquisition is subject to receipt of certain regulatory and court approvals and is expected to close during the third quarter of fiscal 2016.

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU, Inc. (“INetU”) for approximately US $162 which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility. INetU is a solutions provider of public, private and hybrid cloud environments in addition to offering managed security and compliance services. The Company is currently in the process of completing the purchase price allocation which it expects to include in its interim financial statements for the second quarter.